Exhibit 15.6

100 S. Fourth Street, Suite 1000, St. Louis, MO 63102 • (314) 889-8000

May 13, 2016	Larry K. Harris (314) 889-7063 (314) 758-8358 Direct Fax lharris@polsinelli.com

Via E-mail

The United States Securities Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Erin E. Martin, Special Counsel

Eric Envall, Staff Attorney

Re:	Royal Bancshares, Inc.

Draft Proxy Statement/Offering Circular on Form 1-A

Publicly Submitted April 18, 2016

CIK No. 0001668802

Response to Oral Comments Received May 11, 2016

Dear Ms. Martin and Mr. Envall:

By telephone conference on May 11, 2016, the Staff provided two comments with respect to the above-referenced Regulation A filing; one legal and one accounting.

The legal comment requested that the merger consideration calculation providing an example of what the merger consideration would have been, had the merger been consummated in January 2016, be updated to provide what the merger consideration would have been, had the merger been consummated at some later date, such as in April or May 2016. The accounting comment related to clarifying some of the dollar amounts and percentages related to the Guide III table for the non-performing loans of Royal Banks of Missouri, appearing on pages 88 and 89 of the April 18, 2016, publicly submitted Proxy Statement/Offering Circular.

With respect to the legal issue, updating the amount of the merger consideration calculation to some later date is problematic, for several reasons. First, neither Royal Bancshares, Inc. nor Frontenac Bancshares, Inc. prepares consolidated financial statements for stub periods (only year-end statements are consolidated). Thus, to calculate a merger consideration, assuming the merger had been consummated in April or May of 2016, would require both holding companies to create interim consolidated financial statements that do not currently exist. This would be both time-consuming and expensive.

<May 13, 2016>

In addition to the foregoing, we note that Regulation A does not require stub periods if the Proxy Statement/Offering Circular is first mailed to Frontenac shareholders by September 30, 2016; we plan to mail as soon as possible, certainly in May 2016. So, any merger consideration calculation other than the January 2016 presumed closing date, would be derived off of numbers and financial statements not included in the Proxy Statement/Offering Circular (please remember, a January 2016 closing would use December 31, 2015, financial statement information to calculate the merger consideration). We are concerned that having numbers for the merger consideration that do not tie into any numbers presented in the Proxy Statement/Offering Circular would be more likely to confuse, rather than enlighten, shareholders.

We also note that the Proxy Statement/Offering Circular provides Comparative Historical and Pro Forma Data (at page 26), Selected Unaudited Pro Forma Condensed Combined Financial Information (at page 27), and Historical and Pro Forma Regulatory Capital Compliance (at page 32). Each of these disclosures includes pro forma data based upon the December 31, 2015, financial statements required by Form 1-A, and the merger consideration calculation based upon an assumed January 2016 consummation. It would be inappropriate to change these sections, as they are based upon the required financial disclosure requirements of Regulation A, and yet it would be confusing to use one set of merger consideration calculations for these disclosures, and another set at other places in the Proxy Statement/Offering Circular.

As a consequence of the foregoing, we respectfully suggest that the disclosure of the merger consideration calculation not be revised in the Proxy Statement/Offering Circular.

With respect to the oral accounting comment, Royal proposes to revise the disclosures as follows:

•	At page 88, in the paragraph titled “Nonperforming Assets,” the “7.65 percent” in the second sentence will be revised to “4.70 percent.”

•	At page 88, in the paragraph titled “Nonperforming Assets, the amount “$26,087,000” in the third sentence will be revised to “$16,087,000.”

•	In Table 10 appearing on page 89, the 2015 amount for “Total non-performing assets as a percentage of total assets” (the last row in the table) will be revised from “3.57%” to “3.81%.”

<May 13, 2016>

We believe that these changes are responsive to all of the accounting issues raised by the Staff.

We appreciate your attention to this matter and look forward to your prompt response.

Sincerely yours,

/s/ Larry K. Harris
Larry K. Harris